April 17, 2012

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Mr. Kevin Woody Accounting Branch Chief cc: Robert Telewicz Staff Accountant

Re:	Kimco Realty Corporation Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 27, 2012 File No. 001-10899

Dear Mr. Woody:

This letter sets forth the response of Kimco Realty Corporation (the “Company”) to the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by facsimile on April 3, 2012, relating to the Company’s Form 10-K for the year ended December 31, 2011, filed on February 27, 2012. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations

General

1.
We note your use of funds from operations (FFO) and net operating income (NOI) in your press release. Please explain to us whether you consider these metrics to be key performance indicators. To the extent that you do consider FFO and NOI to be key performance indicators, tell us why you have not included a discussion of these metrics in your MD&A.

Response

The Company has provided FFO in our press releases as a supplemental Non-GAAP measure which we believe is used by certain analysts and investors as part of their analysis of our Company. The Company has historically excluded this Non-GAAP measure from its Form 10-Q and Form 10-K filings, however, we understand that the Staff of the Securities and Exchange Commission (“SEC”) has in recent comment letters requested that certain REIT registrants disclose FFO in future periodic reports. In addition, the Company’s view of FFO as a performance measure has increased and is currently relying more on FFO and adjusted FFO to measure management’s performance and in part determine compensation. Accordingly, in future periodic filings, the Company will provide FFO as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) and a reconciliation to the Company’s GAAP net income for each period presented. In addition, the Company will disclose, in future filings, adjusted FFO, along with its definition and a reconciliation of adjusted FFO to FFO as defined by NAREIT.

With respect to net operating income (“NOI”), the Company does not consider this to be a key performance indicator. NOI is one operational data point out of many used by the industry to assess general asset portfolio trending and, accordingly, the Company provides this measure to analysts and investors. However, unlike FFO there is no industry definition regarding the method of calculation. As a result, NOI is not consistently defined or calculated by peer companies or investors. Further, this metric does not take into account all aspects of the Company’s performance because NOI does not include the impact of acquisitions and dispositions, corporate level revenues and expenses such as management fee revenue, interest income, interest expense, general and administrative expenses and can be significantly influenced by the level of capital expenditure spending. The Company does consider occupancy rates and average rent per square foot as key performance indicators and provides this information in the Company’s Form 10-K under Item 2, “Properties.”

2.
We note your use of same-center property operating income within your earnings release. Please tell us whether you consider this metric to be key performance indicator. If not, please tell us the basis for your conclusion. If so, in future periodic filings please disclose same-center property operating income and include the following:

•
A reconciliation between same center property operating income and property operating income on a consolidated basis. To the extent there are differences beyond non-same center property operating income, please discuss the difference and your basis for such difference.

•
The number of properties designated as same center properties and development properties. Please highlight the number of properties removed from or added to the same center designation from the prior year.

•	Expand upon your existing definition of same-center to discuss at what point in the redevelopment or expansion process do you include and exclude them from your same center designation.
•	Include in your same center disclosure occupancy and average rent trends, as adjusted for leasing incentives if any.

Response

The Company does not consider same site NOI (“SSNOI”) to be a key performance indicator for reasons similar to those sited above for NOI. SSNOI is one operational data point out of many used by REIT analysts and investors to assess general portfolio trending and, accordingly, the Company provides SSNOI supplementally to analysts and investors. However, the Company believes that this metric is inconsistently reported by other REITs and used in different and limited ways by the investment community. Common transactions such as redevelopment activity and lease termination payments can be handled very differently in the calculation, further limiting the importance and understandability of this metric on an absolute and relative basis. We also note the limited scope of SSNOI in defining Company performance and valuation. SSNOI does not include the impact of acquisitions and dispositions, corporate level revenues and expenses, interest income, interest expense, capital structure, and general and administrative expenses. Further, within the shopping center sector, SSNOI can be significantly influenced by the level of capital expenditure investment. Tenant rental income is significantly impacted by the amount of cash invested in tenant improvements, which can be quite material. As a result, the level of capital expenditures can vary significantly for shopping centers. Since the impact of capital expenditures is not reflected in SSNOI but the rental income is included, two leases with exactly equal discounted cash flows can result in dramatically different SSNOI, further highlighting the limited predictive value associated with undue reliance on SSNOI. For other sectors within the commercial real estate industry where the real estate is considered more like a commodity and capital expenditure packages are more standard, such as apartment, hotel and industrial properties, SSNOI can be considered more consistently useful than for retail properties.

Results of Operations, page 19

3.
Please clarify for us what types of expenses are included in rental property expenses, particularly operating and maintenance. Additionally, please enhance your disclosure to include a detailed description of the types of expenses that you have included in rental property expenses and how these expenses differ from the types of expenses you have classified as general and administrative expense.

Response

Rental property expenses include (i) rent expense relating to ground lease payments for which the Company is the lessee; (ii) real estate tax expense for consolidated properties for which the Company has a controlling ownership interest; and (iii) operating and maintenance expense, which consists of property related costs including repairs and maintenance costs, roof repair, landscaping, parking lot repair, snow removal, utilities, property insurance costs, security and various other property related expenses. Operating and maintenance expense does not include general and administrative costs, which are costs incurred to operate the Company. General and administrative costs include employee-related expenses (salaries, bonuses, equity awards, benefits, and payroll taxes), professional fees, office rent, travel expense, and other company-specific expenses. The Company will provide additional disclosure, in future filings, in its results of operations section of management’s discussion and analysis to include a more detailed description of the types of expenses that have been included in rental property expenses and the types of expenses we have classified as general and administrative expense.

Financial Statements

Consolidated Statements of Operations, page 40

4.
We are unclear how your current income statement presentation complies with the requirements of Rule 5-03 of Regulation S-X.  Particularly, it is unclear whether you consider mortgage and other financing income, management and other fee income and interest, dividends and other investment income to be operating or non-operating income. To the extent you do consider these items to be operating income, explain to us why you have not presented these items with revenues from property and disclosed gross revenues. Additionally, we are unclear why you have presented impairment of property carrying values separately from other impairments.

Response

The Company has reviewed the requirements of Rule 5-03 of Regulation S-X and has noted the following with respect to the Staff’s comment 4 above. The Company considers mortgage and other financing income and interest, dividends and other investment income to be non-operating income as these amounts are derived from assets that are considered by the Company to be investments as compared to income from the Company’s primary business of owning and operating retail shopping centers. The Company does consider management and other fee income to be operating income as these amounts are derived directly from the Company’s management of operating real estate properties. The impairment of property carrying values was reported separately from the other impairment items as this amount relates to impairments of operating properties, whereas the other impairments relate to impairments of non-operating assets.

As a result of the Company’s review of Rule 5-03 of Regulation S-X the Company will, in future filings, clarify its statement of operations to more clearly reflect operating income and expenses from non-operating income and expenses, as presented substantially in the form below.

KIMCO REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

Year Ended December 31,
	20XX	20XX	20XX
Revenues
Revenues from rental property	$	$	$
Management and other fee income

Total revenues

Operating expenses
Rent
Real estate taxes
Operating and maintenance
General and administrative expenses
Impairment of property carrying values
Depreciation and amortization

Total operating expenses

Operating income

Other income (expense)
Mortgage and other financing income
Interest, dividends and other investment income
Other income / (expense), net
Interest expense
Early extinguishment of debt charges
Income from other real estate investments
Gain on sale of development properties

Impairments:
Real estate under development
Investments in other real estate investments
Marketable securities and other investments
Investments in real estate joint ventures
Income/(loss) from continuing operations before income taxes, equity in income of joint ventures and equity in income of other real estate investments
(Provision)/benefit for income taxes, net
Equity in income of joint ventures, net
Equity in income of other real estate investments, net
Income from continuing operations

Consolidated Statements of Cash Flows, page 43

5.
We note you received approximately $188 million in proceeds from sales of available for sale securities. Please tell us whether you realized any gain or loss related to the sale of these securities and explain to us why any gain or loss is not a reconciling item to net income to arrive at cash flow provided by operating activities.

Response

The Company recognized aggregate gains of approximately $2.4 million and aggregate losses of approximately $1.2 million resulting from the sale of available for sale securities during 2011. These transactions are described in Footnote 12 Marketable Securities, included in the Company’s Notes to Consolidated Financial Statements in the Company’s Form 10-K for the year ended December 31, 2011. The net amount of these gains and losses of approximately $1.2 million of a net gain is included in the Changes in other operating assets and liabilities line within the Cash flow from operating activities section of the Company’s Consolidated Statements of Cash Flows. The Company included these gains and losses in this line rather than disclosing the amounts as separate reconciling items as these amounts were deemed not to be material, based on a consideration of quantitative and qualitative factors. The net gain amount of approximately $1.2 million represents less than 0.5% of net cash flow provided by operating activities and the Company determined that no qualitative factors were present that warranted separate disclosure of this amount.

11. Mortgages and Other Financing Receivables, page 67

6.
Explain to us how you have met all of the disclosure requirements of ASC Topic 310-10-50 related to your financing receivables. Specifically, explain to us how you have met the disclosure requirements related to non-accrual or past due loans and impaired loans, disclosures related to the allowance for credit losses related to loans, and the requirements to disclosure certain quality information or explain to us why these disclosures are not applicable.

Response

Although the Company has provided or acquired loans on a selected basis, this activity is not part of the Company’s primary business of owning and operating neighborhood and community shopping centers. Mortgages in which the Company invests are either first mortgages or junior mortgages. From time to time, the Company provides mortgage financing to retailers with significant real estate assets or in conjunction with the sale of a real estate asset. As of December 31, 2011, the Company had approximately $103 million in Mortgage and other financing receivables (which represent 1% of the Company’s total assets) of which 24 individual mortgage loans totaling approximately $100 million comprised 97% of the total. Of these 24 loans, ten loans represent approximately $80 million, and the remaining 14 mortgage loans are individually less than 3% of the total mortgage loan balance. The mortgage loans are collateralized by real estate properties that are predominately retail shopping center properties.  Given the discrete number of loans, the Company evaluates each of its loans on an individual basis to determine if it is probable that the Company is unable to collect all amounts due under the contractual terms of the loan. This policy is disclosed in Footnote 1 Summary of Significant Accounting Policies – Mortgage and Other Financing Receivables, which was modified as a result of correspondence with the SEC relating the Staff’s comment letters dated May 18, 2010 and July 8, 2010 and the Company’s responses dated May 28, 2010 and July 21, 2010.

Due to the insignificant amount of loans the Company holds and its policy of assessing each loan on an individual basis, the Company believes that the disclosure requirements of FASB Accounting Standards Codification (“ASC”) Topic 310-10-50 would not be as substantial as that of a company that provides loans as a significant part of its business.

The Company has reviewed the disclosure requirements of ASC Topic 310-10-50 and compared these requirements to the Company’s disclosures contained in its Significant Accounting Policies, Footnote 11 - Mortgage and Other Financing Receivables and Schedule IV – Mortgage Loans on Real Estate and noted the following with respect to the Staff’s comment 6 above:

Non-accrual or past due loans -

The Company will modify, in future filings, its accounting policy regarding mortgage and other financings receivables to clarify its delinquency policy to include the following:

Interest income on performing loans is accrued as earned. A loan is placed on non-accrual status when it is probable that the borrower may be unable to meet interest payments as they become due. Generally, loans 90 days or more past due are placed on non-accrual status unless there is sufficient collateral to assure collectability of principal and interest. Upon the designation of non-accrual status, all unpaid accrued interest is reversed against current income. Interest income on non-performing loans is generally recognized on a cash basis. Recognition of interest income on non-performing loans on an accrual basis is resumed when it is probable that the Company will be able to collect amounts due according to the contractual terms (see full proposed disclosure below).

For finance receivables that are delinquent as determined by management’s policy, the Company will provide additional disclosure in Footnote 11 - Mortgage and other Financings Receivables, in future filings, to disclose an analysis of the age of the carrying amount of the receivables at the end of the reporting period (as described below).

Impaired Loans -

The Company believes it is in compliance with the policy disclosure requirements of ASC Topic 310-10-50-15b, d and e regarding impaired loans (as disclosed below).

Allowance for credit losses related to loans -

The Company evaluates each of its loans on an individual basis to determine if it is probable that the Company is unable to collect all amounts due under the contractual terms of the loan. The Company applies the guidance outlined in the ASC Topic  310-10-35 to determine if a loan is impaired.  As such the Company does not provide for an additional allowance for loan losses based on the grouping of loans as the Company believes the characteristics of its loans are not sufficiently similar to allow an evaluation of these loans as a group for a possible loan loss allowance. This policy is currently disclosed in Footnote 1 Summary of Significant Accounting Policies – Mortgage and Other Financing Receivables. As a result of the Company’s assessment of its loans on an individual basis we believe that the disclosures in ASC Topic 310-10-50-11B regarding allowance for credit losses are not applicable.

Quality Information -

Credit quality indicators description and amounts - The Company’s loans are primarily mortgage loans that are collateralized by real estate. As such, the Company believes that the credit quality indicator for each of its mortgage loans is the value of the underlying real estate. The Company provides a description of the type of real estate and its location for each of the Company’s mortgage loans that is individually greater than 3% of the Company’s total loan amount on Schedule IV of the Company’s Form 10-K for the year ended December 31, 2011.

Update of Credit quality indicators - The Company evaluates its loans individually for impairment indicators. The Company reviews specific loan receivables after the Company becomes aware of an impairment indicator for the loan. Indicators primarily include nonperformance of a loan’s contractual terms. In addition, the Company reviews its entire loan portfolio for impairment indicators on a quarterly basis in conjunction with its quarter-end reporting requirements. If a loan is nonperforming the Company will evaluate the collectability of both interest and principal at each reporting date to determine if the loan is impaired.  This evaluation primarily consists of a determination of the fair value of the underlying real estate to determine if the real estate value is sufficient to support the collectability of the outstanding principal and interest.

The Company will modify its policy disclosures, in future filings, to clarify that the value of the underlying real estate of its mortgage loans is the loan’s credit quality indicator and to describe the timing of when the Company performs updates of these values. (See proposed disclosure below).

To address the proposed changes identified above the Company, in future filings, will modify its accounting policies and footnote disclosures with respect to Mortgage and other financings receivables substantially in the following form (for your convenience changes made to existing disclosures have been underlined).

Footnote 1. Summary of Significant Accounting Policies

Mortgages and Other Financing Receivables

Mortgages and other financing receivables consist of loans acquired and loans originated by the Company. Borrowers of these loans are primarily experienced owners, operators or developers of commercial real estate.  The Company’s loans are primarily mortgage loans that are collateralized by real estate. As such, the Company believes that the credit quality indicator for each of its mortgage loans is the value of the underlying real estate. Loan receivables are recorded at stated principal amounts, net of any discount or premium or deferred loan origination costs or fees. The related discounts or premiums on mortgages and other loans purchased are amortized or accreted over the life of the related loan receivable. The Company defers certain loan origination and commitment fees, net of certain origination costs, and amortizes them as an adjustment of the loan’s yield over the term of the related loan. Interest income on performing loans is accrued as earned. A loan is placed on non-accrual status when it is probable that the borrower may be unable to meet interest payments as they become due. Generally, loans 90 days or more past due are placed on non-accrual status unless there is sufficient collateral to assure collectability of principal and interest. Upon the designation of non-accrual status, all unpaid accrued interest is reversed against current income. Interest income on non-performing loans is generally recognized on a cash basis. Recognition of interest income on non-performing loans on an accrual basis is resumed when it is probable that the Company will be able to collect amounts due according to the contractual terms. The Company evaluates the collectability of both interest and principal for each loan during each reporting period to determine whether a loan is impaired. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due under the existing contractual terms. When a loan is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the fair value determined by discounting the expected future cash flows at the loan’s effective interest rate or to the fair value of the underlying collateral if the loan is collateralized. The Company does not provide for an additional allowance for loan losses based on the grouping of loans as the Company believes the characteristics of the loans are not sufficiently similar to allow an evaluation of these loans as a group for a possible loan loss allowance. As such, all of the Company’s loans are evaluated individually for impairment purposes.

Footnote 11  Mortgages and Other Financing Receivables:

As of December 31, 2011, the Company had six loans aggregating approximately $45.0 million which were in default from nonpayment of interest only or principal and interest. The Company has placed five of these loans totaling $22.5 million on non-accrual status with respect to the recognition of interest income starting from each loan’s nonperformance date. Nonperformance dates for these loans range from 4 years to 15 months. The remaining loan of approximately $22.5 million was 90 days past due and continues to accrue interest. Past due amounts for this loan were received in January 2012. The Company assessed each of these six loans and determined that the estimated fair value of the underlying collateral exceeded the respective carrying values as of December 31, 2011.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7290.

Very truly yours,

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer